

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2015

<u>Via e-mail</u>
Jon C. Biro
Senior Vice President and Chief Financial Officer
Exterran Holdings, Inc.
4444 Brittmoore Road
Houston, Texas 77041

     Re: **Exterran SpinCo, Inc.**
                Amendment No. 1 to Form 10-12B
                Filed May 6, 2015
                File No. 001-36875

Dear Mr. Biro:

We have reviewed your filing and have the following comments.

<u>Exhibit 99.1</u>

<u>Risk Factors, page 23</u>

<u>If the distribution does not qualify as a transaction that is tax-free for U.S. federal income tax purposes … page 37</u>

1. We note the disclosure that you have added in response to comment 17 of our letter dated April 10, 2015. Please revise to explain in greater detail what the specific facts of your spin-off are such that counsel can only provide an opinion of what the tax ramifications "should" be, rather than what they "will" be. Please also describe the degree of uncertainty surrounding your opinion in greater detail.

<u>Trading of Exterran Holdings Common Stock after the Record Date …, page 48</u>

2. We note that you have placed your statement about amendment and waivers to conditions of the spin-off in this section. Please include this disclosure in the section entitled "Spin-Off Conditions and Termination", beginning on page 49.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

Contract Operations, page 70

3. You disclose both here and on page 74 that you have certain contract operations projects with little to no incremental cost. Please revise to make it clear that although you may have little incremental cost recognized within segment gross margin related these projects, your contract operations business is capital intensive and as result, you do have additional incremental costs in the form of depreciation expense which is excluded from segment gross margin.

Costs and Expenses, page 71

4. We note your response to comment 23 from our letter dated April 10, 2015. Regarding the contract operations project in Brazil that commenced and terminated in 2014, please quantify (by fiscal year) the total amount of installation costs capitalized during the periods presented, the amount of depreciation expense recognized, and the remaining amount of installation costs that are subject to future depreciation. Please also describe the nature of the installed costs and the facts and circumstances that led you to conclude that it was appropriate to accelerate depreciation for $26 million of these costs during the year ended December 31, 2014.

Sources and Availability of Raw Materials, page 94

5. If material, please revise to briefly describe the type of raw materials that are only available from a limited group of suppliers and which may involve long lead times. Refer to Item 101(c)(1)(iii) of Regulation S-K, and to comment 29 of our letter dated April 10, 2015.

Relationship with Exterran Holdings after the Spin-off, page 98

6. We note that you plan to file forms of the agreements identified in this section by amendment. Please note that we may have additional comments on your disclosure after we have reviewed the agreements.

You may contact Mindy Hooker at (202)551-3732 or Lisa Etheredge at (202)551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

CC: Ryan Maierson (*via e-mail*)
        Latham & Watkins LLP